UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For 28 January, 2016

Commission File Number 1-14642

ING Groep N.V.

Bijlmerplein 888

1102 MG Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:

The Press Release issued on 28 January, 2016

ING exchanges final tranche of NN Group anchor investment notes

NOT FOR PUBLICATION, RELEASE OR DISTRIBUTION, DIRECTLY OR INDIRECTLY,
IN OR INTO ANY JURISDICTION IN WHICH IT WOULD BE UNLAWFUL TO DO SO.

ING announced today it will exchange the third and final tranche of EUR 337.5 million mandatory exchangeable subordinated notes which were issued in 2014 as part of the anchor investment in NN Group. EUR 208 million of the notes will be exchanged into 6.9 million NN Group ordinary shares with the three anchor investors. EUR 129.5 million of notes will be settled in cash with RRJ Capital.

This transaction will reduce ING's remaining stake in NN Group from 16.2% to 14.1% upon settlement of the transaction, which is expected to take place on 2 February 2016. As a result of this transaction the Relationship Agreement between ING and NN Group dated 10 June 2014 will terminate.

The anchor investment in NN Group by three Asian institutional investors - RRJ Capital, Temasek and SeaTown - was announced on 30 April 2014. In May 2014, ING Group issued the mandatory exchangeable subordinated notes to the aforementioned investors for a total amount of EUR 1.125 billion as part of their investments in NN Group ahead of its IPO in July 2014. The notes accrued a 4% coupon, and were mandatorily exchangeable into NN Group shares in three tranches. The first tranche of an aggregate amount of EUR 450 million plus accrued interest was exchanged simultaneously with settlement of the IPO on 7 July 2014 at EUR 19.70 per share. The second tranche of EUR 337.5 million was exchanged on 15 June 2015 at an exchange price of EUR 24.78 per share.

For this third and final tranche, the exchange price was set at a 3% discount to the NN Group closing price on 22 January 2016, resulting in an exchange price of approximately EUR 30.34 per share. The transaction will not have a material impact on ING Group's shareholders' equity or capital ratios, nor on the profit and loss account of ING Group.

Note for editors

For further information on ING, please visit www.ing.com. Frequent news updates can be found in the Newsroom or via the @ING_news twitter feed. Photos of ING operations, buildings and its executives are available for download at Flickr. Footage (B-roll) of ING is available via videobankonline.com, or can be requested by emailing info@videobankonline.com. ING presentations are available at SlideShare.

Press enquiries	Investor enquiries
Diederik Heinink	ING Group Investor Relations
+31 20 576 2847	+31 20 576 6396
diederik.heinink@ing.com	Investor.Relations@ing.com

ING Profile

ING is a global financial institution with a strong European base, offering banking services through its operating company ING Bank and holding a significant stake in the listed insurer NN Group NV. The purpose of ING Bank is empowering people to stay a step ahead in life and in business. ING Bank's more than 52,000 employees offer retail and commercial banking services to customers in over 40 countries.

ING Group shares are listed (in the form of depositary receipts) on the exchanges of Amsterdam (INGA NA, ING.AS), Brussels and on the New York Stock Exchange (ADRs: ING US, ING.N).

Sustainability forms an integral part of ING's corporate strategy, which is evidenced by ING Group shares being included in the FTSE4Good index  and in the Dow Jones Sustainability Index (Europe and World).  where ING is among the leaders in the Banks industry group.

Important legal information

Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING's core markets, (2) changes in performance of financial markets, including developing markets, (3) consequences of a potential (partial) break-up of the euro, (4) ING's implementation of the restructuring plan as agreed with the European Commission, (5) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (6) changes affecting interest rate levels, (7) changes affecting currency exchange rates, (8) changes in investor and customer behaviour, (9) changes in general competitive factors, (10) changes in laws and regulations, (11) changes in the policies of governments and/or regulatory authorities, (12) conclusions with regard to purchase accounting assumptions and methodologies, (13) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (14) changes in credit ratings, (15) ING's ability to achieve projected operational synergies and (16) the other risks and uncertainties detailed in the Risk Factors section contained in the most recent annual report of ING Groep N.V. Any forward-looking statements made by or on behalf of ING speak only as of the date they are made, and, ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason.

This document does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities in the United States or any other jurisdiction. The securities of NN Group have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold within the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

ING exchanges final tranche NN notes: http://hugin.info/130668/R/1981677/726067.pdf

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ P. Jong
P. Jong
Global Head of Communications

By:	/s/ C. Blokbergen
C. Blokbergen
Head Legal Department

Dated: 28 January, 2016